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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VYSIS, INC.
(Name of Subject Company)

VYSIS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

928961101
(CUSIP Number of Class of Securities)

John L. Bishop
President and Chief Executive Officer
Vysis, Inc.
3100 Woodcreek Drive
Downers Grove, Illinois 60515-5400
(630) 271-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Douglas N. Cogen, Esq.
John W. Kastelic, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 494-0600

/
/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 2 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on October 31, 2001 as amended by Amendment No. 1 thereto filed on November 13, 2001 (as amended, the "Schedule 14D-9") by Vysis, Inc., a Delaware corporation ("Vysis" or the "Company"). The Schedule 14D-9 relates to the offer by Rainbow Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Vysis, at $30.50 per Share net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Abbott and the Purchaser with the SEC on October 31, 2001. This Amendment hereby amends and supplements Item 4 of the Schedule 14D-9. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Reasons for the Recommendation of the Board

    The second full paragraph of Factor (8) under the subheading "Reasons for the Recommendation of the Board" of Item 4 on page 9 of the Schedule 14D-9 is hereby amended and restated as follows:

    "Since Vysis' initial public offering on February 10, 1998, the Shares have underperformed the Nasdaq Biotechnology Index and an index of selected comparable companies in the biotech, pharmaceutical and healthcare industries. For calendar year 1998, Vysis Shares closed at a high of $12.13, a low of $3.38 with an average closing price for the year of $8.38 compared to an average closing price for the year of $10.17 for an index of selected comparable companies. For calendar year 1999, Vysis Shares closed at a high of $6.63, a low of $2.44 with an average closing price for the year of $3.73 compared to an average closing price for the year of $13.84 for an index of selected comparable companies. For calendar year 2000, Vysis Shares closed at a high of $19.25, a low of $3.50 with an average closing price for the year of $8.98 compared to an average closing price for the year of $42.84 for an index of selected comparable companies. For the year-to-date period through October 23, 2001, Vysis Shares closed at a high of $28.20, a low of $6.00 with an average closing price for the period of $16.90 compared to an average closing price for the year-to-date period through October 23, 2001 of $25.20 for an index of selected comparable companies."

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VYSIS, INC.
By:	/s/ JOHN L. BISHOP John L. Bishop President and Chief Executive Officer

Dated: November 16, 2001

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